March 3, 2026

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Century Aluminum Company has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on March 3, 2026.

Respectfully submitted,

Century Aluminum Company
By:	/s/ PETER TRPKOVSKI
Peter Trpkovski
Executive Vice President and Chief Financial Officer (Principal Financial Officer)